UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
	   Washington, D.C. 20549

	        SCHEDULE 13G

	      (Amendment No. )

Under the Securities Exchange Act of 1934

           Metron Technology NV
  ______________________________________
  NAME OF ISSUER:

  Common shares, par value 0.44 EUR per share
  _______________________________________
  TITLE OF CLASS OF SECURITIES

  N566B105
  _______________________________________
  CUSIP NUMBER

  August 26, 2004
  _______________________________________
  (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

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1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         MMCAP International Inc. SPC (the "Reporting Person")

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (A)       [ ]
            (B)       [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

NUMBER OF         5.     SOLE VOTING POWER
SHARES                   665,925*
BENEFICIALLY      6.     SHARED VOTING POWER
OWNED BY                 0
EACH              7.     SOLE DISPOSITIVE POWER
REPORTING                665,925*
PERSON WITH       8.     SHARED DISPOSITIVE POWER
                         0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         665,925*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
               [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.19%*

12.  TYPE OF REPORTING PERSON

         CO

_________

* The Reporting Person beneficially owns, and has sole voting and sole dispositive power as to, 840,411 Metron common shares as of September 27, 2004. This amount represents 6.55% of Metron's outstanding common shares.

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Item 1(a). Name of Issuer:

           Metron Technology NV

Item 1(b). Address of Issuer's Principal Executive Offices:

           4425 Fortran Drive, San Jose, CA 95134

Item 2(a). Name of Person Filing:

           MMCAP International Inc. SPC

Item 2(b). Address of Principal Business Office or, if none, Residence:

           P.O. Box 32021 SMB, Anchorage Centre, 2nd Flr,
           Grand Cayman, Cayman Islands, BWI

Item 2(c). Citizenship:

           Cayman Islands

Item 2(d). Title of Class of Securities:

           Common shares, par value 0.44 EUR per share

Item 2(e). CUSIP Number:

           N566B105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2
(b) or (c), check whether the person filing is a:

        (a) [ ]  Broker or dealer registered under section 15 of the Act;
        (b) [ ]  Bank as defined in section 3(a)(6) of the Act;
        (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act;
        (d) [ ]  Investment Company registered under section 8 of the
		 Investment
	         Company Act of 1940;
        (e) [ ]  An investment adviser in accordance with Rule
		 13d-1(b)(1)(ii)(E);
        (f) [ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
        (g) [ ] Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
        (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;
        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
        (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable

Item 4. Ownership.

       (a) Amount beneficially owned:

           665,925*

       (b) Percent of class:

           5.19%*

       (c) Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote:

                 665,925*

           (ii) shared power to vote or to direct the vote:

                 0

           (iii) sole power to dispose or to direct the disposition of:

                 665,925*

           (iv) shared power to dispose or to direct the disposition of:

                 0

________

* The Reporting Person beneficially owns, and has sole voting and sole dispositive power as to, 840,411 Metron common shares as of September 27, 2004. This amount represents 6.55% of Metron's outstanding common shares.

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Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
	Acquired the Security Being Reported on by the Parent Holding
	Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2004


                            MMCAP International Inc. SPC


                            By: /s/ Matthew MacIsaac
				------------------------
                                Name: Matthew MacIsaac
                                Title: President